

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Rob Maynes, Esq.
Senior Director, Securities & Transactional Counsel
Illumina, Inc.
5200 Illumina Way
San Diego, California 92122

> **Re: ILLUMINA, INC.**
> **Preliminary Proxy Statement on Schedule 14A filed March 30, 2023**
> **File No. 001-35406**

Dear Rob Maynes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 30, 2023

General

1. We note disclosure throughout the proxy statement that "[i]f you are a beneficial holder and you vote 'FOR' more than nine (9) nominees on your WHITE voting instruction form, your votes on the election of directors *may* be voted 'FOR' all of the Company recommended nominees and 'WITHHOLD' on the Icahn Group nominees, depending on the bank or broker through which you hold your shares." Please supplement the disclosure to describe the scenarios pursuant to which votes may or may not be be voted "FOR" all of the Company recommended nominees and why the specific bank or broker would affect that outcome.

2. Refer to the disclosure in the preceding comment and the following disclosure located on pages 39 and 94: "If you are a registered holder and you vote 'FOR' more than nine (9) nominees on your WHITE proxy card, your shares will be voted 'FOR' all of the Company recommended nominees and 'WITHHOLD' on the Icahn Group nominees." Similar disclosure is found on the proxy card. Please provide a detailed legal analysis

supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please revise the disclosure to provide that an overvote will result in the votes on this proposal being invalid and not counted.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Daniel Cerqueira, Esq.